Exhibit 99.1

Enerplus Announces Renewal of Normal Course Issuer Bid

CALGARY,  AB, Aug. 11, 2022 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced acceptance by the Toronto Stock Exchange (the "TSX") of its notice to commence a normal course issuer bid (the "Bid").

Pursuant to the Bid, Enerplus proposes to purchase through the facilities of the TSX, the New York Stock Exchange and/or alternative trading systems, from time to time over the next 12 months, if considered advisable, up to 23,140,231 common shares, being 10% of the public float of Enerplus (within the meaning under the TSX rules) as of August 4, 2022.

Enerplus believes that, from time to time, the market price of its common shares trade in a price range that does not adequately reflect their underlying value. Accordingly, Enerplus has concluded that the repurchase of common shares for cancellation may represent an attractive investment that will increase the proportionate interest in the Company of, and be advantageous to, all of the Company's remaining shareholders.

The Bid will be effected in accordance with the TSX's normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Enerplus' common shares on the applicable exchange. Subject to exceptions for block purchases, Enerplus will limit daily purchases of common shares on the TSX in connection with the Bid to no more than 25% (424,314 common shares) of the average daily trading volume of the common shares on the TSX (1,697,260 common shares) during any trading day. Common shares purchased under the Bid will be cancelled.

Enerplus is authorized to make purchases during the period of August 16, 2022 to August 15, 2023 or until such earlier time as the Bid is completed or terminated at the option of Enerplus. Purchases under the Bid will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order.

Enerplus has entered into an automatic purchase plan prior to commencement of any purchases under the Bid with a broker which will enable Enerplus to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Outside of these black-out periods, common shares may be purchased in accordance with management's discretion.

Under its prior NCIB Enerplus repurchased an aggregate of 25,565,811 common shares at a weighted-average price of US$11.14 per share, excluding brokerage fees, which represents all of the common shares Enerplus sought and obtained approval to purchase under this prior NCIB. Purchases were made on the open market.

About Enerplus

Enerplus is an independent North American exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Forward-Looking Statements

Certain statements and other information included in this press release constitute "forward-looking information" within the meaning of applicable Canadian securities legislation or constitute "forward-looking statements" within the meaning of applicable U.S. securities legislation (collectively, the "forward-looking statements").  All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, Enerplus' intention to commence a Bid and the timing, methods and quantity of any purchases of common shares under the Bid.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the availability of cash for repurchases of common shares under the Bid, the existence of alternative uses for Enerplus' cash resources and compliance with applicable laws and regulations pertaining to a Bid. Although Enerplus believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, and other risk factors detailed from time to time in Enerplus reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Enerplus disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2022/11/c4377.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707, Krista Norlin, 403-298-4304, Investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 17:00e 11-AUG-22